

Mail Stop 3010

March 5, 2010

Mr. James Patton
Chief Executive Officer
Dimus Partners, Inc.
1403 West Sixth Street
Austin, Texas 78703

> **Re:** **Dimus Partners, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2010**
> **File No. 333-164749**

Dear Mr. Patton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of the Prospectus, page 3

General

1.   We note the disclosure on your website that discusses your services, engagements and interaction with clients. Please reconcile your disclosure in the prospectus with the disclosure on your website or advise.

2.   Please revise your business or MD&A section to describe the company's plan of operation for the remainder of the fiscal year as required by Item 101(a)(2) of Regulation S-K. Provide details of your specific plan of operation, including

detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 101(a)(2) of Regulation S-K.

Cover Page of the Prospectus

3.   Please limit the cover page of the prospectus to information that is required by Item 501(b) of Regulation S-K and other information that is key to an investment decision. We note that much of the disclosure on the cover page is very detailed and is repeated elsewhere in the prospectus. It also may be more appropriate to discuss some of these detailed points in the summary rather than on the cover page.

4.   Please highlight the cross-reference to your risk factors section by prominent type or in another manner as required by Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 5

5.   Please revise your prospectus summary to provide a brief but clear description of the services that you provide.

6.   Please revise the summary to discuss briefly your historical and current operations. For example, please discuss whether you currently or previously had clients and, if so, please describe in greater detail elsewhere in the prospectus what services the company provided to such clients. We may have further comment.

7.   We note your statement on page 5 that you plan to engage companies that are "typically overlooked" by traditional consulting firms. Please provide us with independent, third-party support for these and similar statements throughout the prospectus. If you do not have third-party support, please revise to clarify that these statements constitute your believe and tell us the basis for your belief. Please note that this comment applies to all unsupported statements throughout your prospectus.

8.   We note your reference here and in the business section to "The Dimus Advantage." Please revise your disclosure in the business section to explain in greater detail "The Dimus Advantage" and how your results-oriented techniques improve the financial positions of your customers.

Summary of the Offering, page 6

9.   Please revise your disclosure in this section to discuss briefly the auditor's going concern opinion.

Risk Factors, page 8

10.   Please revise the introductory narrative in this section to state that the disclosed risk factors address all of the material risks. Please also ensure that all material risks are disclosed in the Risk Factor section.

11.   Please include a risk factor that indicates that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value as disclosed on page 33. Please disclose the material risks to investors resulting from the arbitrary determination of your offering price. In the alternative, please advise us why such revision is not necessary.

12.   Please review your risk factors and eliminate those generic risks applicable to any public company. As an example, we note the first and second risk factors beginning at the top of page 11 regarding disruptions you may experience resulting from current economic conditions, which appear to apply to any company and, more specifically, to companies with current operations. Alternatively, please revise such risk factors to demonstrate risks specific to your business.

Directors, Executive Officers, Promoters and Control Persons, page 15

13.   We note your disclosure that, "There are no other persons who can be classified as a promoter … of us." Please note that a promoter is defined in part as any person who directly or indirect takes initiative in founding and organizing the business of an issuer. See Rule 405 of Regulation C. Please confirm to us that Nathan Pettus and James Patton were the founders of Dimus Partners of Nevada.

14.   In light of your disclosure in the risk factor at the bottom of page 9 that management will be unable to devote significant time to the development activities and execution of your business due to such officers' employment outside of your business, please revise your disclosure to concisely describe the potential conflicts of interest that are present and clearly identify all positions held in other businesses which present a conflict of interest in the discharge of their respective duties to your operations. Please also consider explaining why you do not believe that such conflicts will have a negative impact on any decisions made by management.

Interest of Named Experts and Counsel, page 19

15.   We note your disclosure that the Loev Law Firm does not have any interest in
        Dimus Partners. Please reconcile this statement with your disclosure on page 29
        that the company agreed to issue David M. Loev 200,000 shares of the company's
        common stock.

Description of Business, page 21

General

16.   Please expand your disclosure in this section to provide all of the information
        required under Item 101(h)(4) of Regulation S-K.

17.   We note that parts of the business section appear promotional, rather than factual,
        and should be revised to remove all promotional statements. No speculative
        information should be included, unless clearly labeled as the opinion of
        management of the company along with disclosure of the reasonable basis for
        such opinions or beliefs. If a reasonable basis cannot be provided, the statements
        should be removed. Please revise accordingly.

18.   Where possible, please refer to specific existing or probable laws and regulations
        that may have a significant impact on your business.

19.   We note your general disclosure throughout the prospectus regarding your
        proprietary platform and applications. In light of the stated importance of your
        consulting program to your operations, please expand your current disclosure
        under this subheading to discuss describe the specific protections, if any, you have
        for each of your proprietary tools that is material to your operations. Refer to
        Item 101(h)(4)(vii) of Regulation S-K. Please also discuss any plans that you
        currently have with respect to any specific rights you may grant to customers to
        utilize your techniques.

20.   We note from your disclosure on page F-11 that the company was formed for the
        purpose of the development of custom software for the home building industry.
        This appears to be a much narrower focus than the business outlined on pages 21
        – 24. Please advise us and revise your description as necessary.

Overview, page 21

21.   Please expand your disclosure under this heading to clearly describe the
        mechanics of the exchange agreement. This disclosure should detail the
        relationship between you and all the parties to the exchange agreement, the
        consideration paid by you, to the extent there was any consideration beyond the

stock you have identified, and the source of such consideration. Clarify the reasons for the transaction and include in such discussion a description, as applicable, of any exclusive rights you received to previous content created by the named parties. We may have further comment.

22.   We note your reference to the trademark protection of "The Dimus Advantage." Please discuss elsewhere in the business section any trademark registrations for this term. See Item 101(h)(4)(vii) of Regulation S-K.

Target Market, page 21

23.   Please revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations.

Competition, page 23

24.   Please revise your discussion in this section to disclose the competitive factors for your industry and also explain why you believe you can compete favorably with respect to these factors relative to other providers, in light of the fact that you have limited operations and assets. Please also identify the negative factors pertaining to your competitive position. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Material Agreements, page 24

25.   Please revise your disclosure in this section to discuss the material terms of your customer agreements.

Management's Discussion and Analysis of Financial Condition or Results of Operation

General

26.   We believe your MD&A section could benefit from an "Overview" section that offer investors an introductory understanding of employment placement services that you intend to provide and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company expects to earn revenues and income; the identity of the company's primary contacts and insight into material opportunities, challenges, risks, and material trends and uncertainties. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 25

27.   We note that you intend to rely on financing to continue and expand your business operations and otherwise satisfy your liquidity requirements beyond the next 12 months. Please revise to discuss the impact on your business if you are unable secure the line of credit or other third-party financing and discuss the likely alternatives for satisfying your capital needs and commitments, including in such discussion how you plan to operate your business on a restricted basis. Refer to Item 303(a)(1) of Regulation S-K.

28.   Please discuss the company's cash requirements for next 12 months to continue its operations.

29.   Please discuss the impact on your liquidity of the costs associated with being a reporting company under the Exchange Act, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Critical Accounting Policies, page 26

Income Taxes, page 27

30.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Certain Relationships and Related Transactions, page 29

31.   Please state the names of your promoters and provide the nature and amount of anything of value received or to be received, directly or indirectly, by your promoters as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C.

Description of Capital Stock

Preferred Stock, page 30

32.   Please revise your current disclosure to explain the meaning of "Preferred Stock Designation" as used in your narrative.

Note 4 – Commitments, page F-5

33.   Please expand upon the agreement with a consultant whereby you will pay the consultant 25% of future profits. Based upon the disclosure on page 24, it appears

that the consultant only has rights to a portion of the profits generated by that consultant. Please clarify this point, disclose how you differentiate profits generated by the consultant from other profits, if applicable, and whether there is an expiration date to this agreement or if it is to continue indefinitely. Please also revise your disclosure on page F-15 accordingly.

Notes to Consolidated Financial Statements, page F-11

Note 3 – Related Party Transactions, page F-14

34.   We note that you issued 2,000,000 common shares to James Pacey for services rendered. Please disclose the details of this transaction, as it appears that Mr. Pacey is an affiliate of the company. Refer to ASC 850-10-50-1.

Note 4 – Capital Stock, page F-14

35.   Please tell us and disclose how you determined the fair value of the 2,000,000 shares issued in April 2008 for services rendered and the 200,000 shares issued in October 2008 for services rendered.

Part II - Information Not Required in Prospectus

Item 15.   Recent Sales of Unregistered Securities, page 37

36.   We note your disclosure that you sold 166,649 shares of common stock to 35 investors pursuant to Rule 506. Please revise to provide a detailed explanation regarding how these sales complied with Rule 506 of Regulation D in accordance with Item 701(d) of Regulation S-K.

Item 16. Exhibits

Exhibit 5.1

37.   Please file a revised legal opinion that more specifically identifies the registration statement pursuant to which the 166,649 shares of common stock are being sold.

******

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: David M. Loev
        John S. Gillies
        The Love Law Firm, PC *(via facsimile)*